Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration File Nos. 333-176653 and 333-174543

Prospectus Supplement No. 4

(to Prospectus dated September 13, 2011)

POWER SOLUTIONS INTERNATIONAL, INC.

2,309,783 Shares of Common Stock

This prospectus supplement no. 4 supplements the prospectus dated September 13, 2011, as supplemented by prospectus supplement no. 1 dated November 1, 2011 (“Supplement No. 1”), prospectus supplement no. 2 dated November 4, 2011 (“Supplement No. 2”) and prospectus supplement no. 3 dated November 14, 2011 (“Supplement No. 3”), which forms a part of each of our registration statements on Form S-1 (Registration File Nos. 333-176653 and 333-174543). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on November 23, 2011 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and this prospectus supplement relate to the sale of up to 2,309,783 shares of Power Solutions International, Inc. common stock, par value $0.001 per share, by the selling securityholders named in the “Selling Securityholders” section of the prospectus. We will not receive any proceeds from the sale of our shares by the selling securityholders.

Our common stock is quoted on the OTC Bulletin Board and the OTC Markets — OTCQB tier under the symbol “PSIX.” On November 22, 2011, the last reported closing bid price of our common stock as reported on the OTC Bulletin Board was $7.25 per share. These over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Investing in the securities involves a high degree of risk. You should read the prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and this prospectus supplement carefully before you invest. See “Risk Factors” beginning on page 5 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered hereby or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 23, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 21, 2011

POWER SOLUTIONS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-52213	33-0963637
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

655 Wheat Lane, Wood Dale, IL	60191
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (630) 350-9400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 21, 2011, in connection with the appointment of a new independent director to the Board of Directors (the “Board”) of Power Solutions International, Inc. (the “Company”) as described below, Mr. Kenneth J. Winemaster, the Senior Vice President and Secretary of the Company and then a member of the Board, delivered to the Board his resignation from the Board, effective immediately. At a meeting of the Board on November 21, 2011 (the “Board Meeting”), the Board accepted Mr. Winemaster’s resignation from the Board effective immediately. Following Mr. Winemaster’s resignation from the Board, Mr. Winemaster continues to serve as the Company’s Senior Vice President and Secretary. Mr. Winemaster’s decision to resign from the Board was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

At the Board Meeting, on November 21, 2011, the Board elected Ms. Mary E. Vogt to serve as a member of the Board and fill the vacancy on the Board resulting from Mr. Winemaster’s resignation therefrom, effective immediately, with a term expiring at the Company’s next annual meeting of stockholders. Ms. Vogt, age 54, has served as the President of Home Access Health Corporation, a medical device manufacturer and specialty laboratory serving the disease management, wellness, managed care and consumer markets with its suite of laboratory self-testing products, since 2008, and as the Chief Financial Officer of Home Access from 2003 to 2008. From 1999 to 2003, Ms. Vogt served as an independent consultant assisting businesses in the manufacturing and e-commerce industries. Ms. Vogt also served, from 1995 to 1998, as the worldwide director of internal audit for the Leo Burnett Company, a full-service, multi-national advertising and marketing firm, and, from 1992 to 1995, as the Treasurer for Harley-Davidson Financial Services, a subsidiary of Harley-Davidson, Inc. and provider of wholesale and retail financing and insurance and insurance-related programs primarily to Harley-Davidson dealers and their retail customers. Ms. Vogt holds a degree in Economics and Management from Albion College.

As of the date of this Current Report on Form 8-K, the Board does not have any standing committees; accordingly, Ms. Vogt has not been named to serve on any such committees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Power Solutions International, Inc.

Date: November 23, 2011	By:	/s/ Thomas J. Somodi
Name: Thomas J. Somodi
Title: Chief Operating Officer and Chief Financial Officer